December 5, 2023

Ryan Sutcliffe
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Retirement Funds, Inc. (“Registrant”)
on behalf of the following new series and classes:

T. Rowe Price Retirement Income 2020 Fund—I Class

T. Rowe Price Retirement Income 2025 Fund

T. Rowe Price Retirement Income 2025 Fund—I Class

File Nos.: 333-92380/811-21149

Dear Mr. Sutcliffe:

The following is in response to your comments provided on November 28, 2023, regarding the Registrant’s post-effective amendment filed on October 13, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Filing”) to add a new I Class to an existing series, the T. Rowe Price Retirement Income 2020 Fund, and to add a new series, the T. Rowe Price Retirement Income 2025 Fund, to be offered in an Investor Class and I Class (the “New Series/Classes”). Your comments on the Filing, which apply to both T. Rowe Price Retirement Income 2020 Fund and T. Rowe Price Retirement Income 2025 unless otherwise noted, and our responses to those comments are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. We also request that you respond to our comments at least five business days prior to the date the Filing will go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter more than five business days before the Filing is scheduled to go effective automatically on December 27, 2023.

Comment:

Fill in all blanks, brackets, and other missing information in the next filing.

Response:

We will fill in any blanks, brackets, and other missing information in the next filing.

Comment:

In accordance with Form N-1A, please bold the fee and expense paragraph preceding the fee table, the expense example paragraph, the portfolio turnover paragraph, and the financial highlights paragraph.

Response:

Each of these paragraphs will be bolded in the next filing.

Comment:

The paragraph above the fee table for the T. Rowe Price Retirement Income 2020 Fund contains the following sentence: “With respect to the Investor Class, the fees and expenses set forth below are annualized based on the fees and expenses for the six-month period ended June 30, 2023.” This sentence should be removed from the paragraph and disclosed as a footnote instead.

Response:

We will remove this sentence from the paragraph and include it as a footnote to the fees and expenses relating to the fund’s Investor Class.

Comment:

On page 2, in the third paragraph of the Principal Investment Strategies, the following sentence appears: “The managed payout program targets making twelve equal monthly dividend payments that are expected to produce an annual payout of approximately 5% of the fund’s average net asset value over the trailing five years.”

With respect to the managed payout program, please remove the term “dividend” as the term dividends refers to distribution of earnings to shareholders.

Response:

Because the twelve equal monthly distribution amounts may not always be ultimately characterized as dividends, we will remove the term “dividend” from this sentence as well as any other sentences that refer to the monthly payments or distributions to shareholders. For example, we intend to revise this sentence and the remainder of the paragraph as follows:

“The managed payout program targets making twelve equal monthly payments that are expected to produce an annual payout of approximately 5% of the fund’s average net asset value over the trailing five years. The monthly payment amount per share is expected to remain constant from month to month for a particular calendar year. The amount of the fund’s scheduled monthly distribution amount per share for a particular calendar year will generally increase or decrease each January based on the fund’s historical monthly performance over the previous five years. The twelve monthly payments that are distributed to shareholders are generally not eligible to be reinvested.”

Comment:

On page 7, the description of interest rate risk contains the following sentence: “Generally, underlying bond funds with longer weighted average maturities and durations carry greater interest rate risk.” Please briefly define duration and provide an example of duration.

Response:

We intend to supplement the description of interest rate risk with the following:

“Duration, which is expressed in years, is a calculation that estimates the price sensitivity of a bond or bond fund to changes in interest rates (for example, if interest rates were to rise 1%, a bond or bond fund with a duration of five years would be expected to lose approximately 5% of its value).”

Comment:

With respect to the description of bank loan risks on page 8, if the funds hold significant amounts of covenant lite loans, please revise the principal risk disclosure to include associated risks.

Response:

The funds’ overall exposure to covenant lite loans through their investments in the T. Rowe Price Floating Rate Fund or other underlying funds is expected to be minimal. As a result, we do not believe that the bank loan risk needs to be revised to specifically describe the risks associated with covenant lite loans.

Comment:

Under “Tactical Asset Allocation” on page 17, there is the following sentence: “The core component is designed to establish a lower-volatility baseline profile for the overall fixed income allocation and generally consists of U.S. investment-grade bonds, non-U.S. dollar-denominated investment-grade bonds that are hedged to the U.S. dollar, and global bonds that should offer low correlation with equity markets and provide consistent positive returns regardless of market cycle.”

Please consider revising “provide consistent positive returns.”

Response:

We intend to separate this sentence into two separate sentences for clarity and revise as follows:

“The core component is designed to establish a lower-volatility baseline profile within the overall fixed income allocation. The core component generally consists of U.S. investment-grade bonds, non-U.S. dollar-denominated investment-grade bonds that are hedged to the U.S. dollar, and global bonds that seek to provide consistent positive returns regardless of market cycle and a low correlation with equity markets.”

Comment:

On page 22, it states the following: “The fund will not concentrate in any industry, except that the fund will concentrate (invest more than 25% of net assets) in the mutual fund industry. The fund will invest substantially all of its assets in T. Rowe Price Funds.”

Please add “or group of industries” under Item 9(b)(1) of Form N-1A and Section 8(b)(1) of the Investment Company Act of 1940.

Response:

We intend to revise the sentence as follows:

“The fund will concentrate (invest more than 25% of net assets) in the mutual fund industry by investing substantially all of its assets in other T. Rowe Price Funds.”

Comment:

On page 30, there is disclosure relating to the fund's use of futures. With respect to these additional investment management practices, please label this section as non-prinicpal or explain if the use of futures Is a principal investment strategy.

Response:

We intend to retitle this section “Additional Investment Management Practices and Non-Principal Strategies.” Additionally, we intend to revise the first paragraph of this section as follows:

“In addition to the fund's principal investment strategies, the fund may employ additional investment management practices and use other non-principal investment strategies as described in this section. The fund’s investments may be subject to further restrictions and risks described in the SAI, which contains more detailed information about the fund and its investments, operations, and expenses.”

Comment:

On page 31 of the prospectus for the T. Rowe Price Retirement Income 2020 Fund, it states that the fund’s portfolio turnover rate is expected to be low. Please consider revising this sentence.

Response:

We intend to revise this sentence for the T. Rowe Price Retirement Income 2020 Fund as follows:

“The fund's portfolio turnover rate has historically been relatively low.”

Comment:

On page 2 of the prospectus for the T. Rowe Price Retirement Income 2025 Fund, it states: “The dollar amount of the fund’s scheduled monthly cash dividends for a particular calendar year will generally increase or decrease each January based on the fund’s historical monthly performance over the previous five years (or, until the fund has five years of operating history, the monthly performance of a similarly managed fund).”

The similarly managed funds that will be used for this purpose are identified in response to Item 9 of Form N-1A, but you should also identify these funds in response to Item 4 as well. Please consider any risks of using another fund to calculate the managed payout program.

Response:

We Intend to revise this sentence as follows:

“The amount of the fund’s scheduled monthly distribution amount per share for a particular calendar year will generally increase or decrease each January based on the fund’s historical monthly performance over the previous five years (or, until the fund has five years of operating history, the historical monthly performance of the applicable share class of the T. Rowe Price Retirement 2025 Fund or T. Rowe Price Retirement I 2025 Fund, which are similarly managed funds).”

The funds that will be used for purposes of calculating the fund's managed payout program have identical investment strategies and policies, investment glide paths, eligible underlying funds, and neutral and target allocations assigned to those underlying funds. In addition, we successfully used a similar approach for calculating the managed payout program amounts for the T. Rowe Price Retirement Income 2020 Fund by relying on the historical performance of the T. Rowe Price Retirement 2020 Fund. As a result, we do not believe there are any principal risks associated with using another similarly managed fund to calculate the managed payout program.

Comment:

On page 409 of the SAI, policy (3) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Section 8(b)(1) of the Investment Company Act of 1940 and Item 16(c)(iv) of Form N-1A

refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy (3) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

Finally, revising a fund’s industry concentration policy to include “group of industries” would materially impact the fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

  * * *

If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/Brian R. Poole
Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.